Over 10,000+ people wanted in… but only 750+ got the chance. ⌛

Now, we've opened the opportunity for only 300 more.

🚨 This is your moment.

⚡ First come, first serve.

⌛ Once the spots are gone — they're gone.

Ready to be part of the halal investing movement?

Tap the link to join the waitlist and secure your chance before it's too late! 👇🏼

🔗 https://lnkd.in/eBSViPPc

✨ To learn more; join our Live Webinar on Saturday 1 PM EST / 7 PM CEST. Register

now: https://lnkd.in/e7TdKD2u



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10,000+
were interested
750+ investors have already joined
750+
10,000
Join the Waitlist Now
The next window is only open for 300 investors - but not for long.
Invest.Musaffa.com
Halal investment research platform
Disclaimer: No offer to buy or sell securities is being made. No money is being solicited and if sent will be returned. Future offerings will be made through a registered broker-dealer after an offering statement is filed. Indications of interest involve no obligation or commitment of any kind by any party.
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Now, we've opened the opportunity for only 300 more.

🚨 This is your moment.
⚡ First come, first serve.
⏳ Once the spots are gone — they're gone.

Ready to be part of the halal investing movement? Tap the link in bio to join the waitlist and secure your chance before it's too late! 👇🏻

🔗 https://invest.musaffa.com/?utm_source=mainwebsite&utm_medium=referral&utm_campaign=cf-2025
.
.
#halalinvesting #musaffa #impactinvesting #startupfunding #crowdinvesting #shariahcompliant

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Musaffa
May 23 at 6:57 AM · 🌐

Over 10,000+ people wanted in... but only 750+ got the chance. ⏳

Now, we've opened the opportunity for only 300 more.

📢 This is your moment.
⚡ First come, first serve.
⏳ Once the spots are gone — they're gone.

Ready to be part of the halal investing movement?
Tap the link in bio to join the waitlist and secure your chance before it's too late! 👆🏼

🔗 https://invest.musaffa.com/?utm_source=mainwebsite...

. .

#halalinvesting #musaffa #impactinvesting #startupfunding #crowdinvesting #shariahcompliant #halalcertified #america #canada #investing #financialfreedom #financialliteracy #financialplanning #investor #stocktrading #halalstocks #halalcertified #ribaharam #toronto #houston #dallas #newyork #mississauga #orlando #americanmuslim #canadianmuslims #france #calgary #hadith #hadithoftheday #hadithoftheprophet See less



10,000+
were interested

750+ investors have already joined

10,000

750+

Join the Waitlist Now

Invest.Musaffa.com
Halal investment research platform

The next window is only open 300 investors - but not for lo



Disclaimer: No offer to buy or sell securities is being made. No money is being solicited and if sent will be returned. Future offerings will be made through a registered broker-dealer after an offering statement is filed. Indications of interest involve no obligation or commitment of any kind by any party.